SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA

Tel +1 (212) 632 5500 **Fax** +1 (212) 632 5555

Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*

Direct Dial (212) 632-5536

Direct Fax (212) 307-3350

plorieau@salans.com

File No. 82-34719

August 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Interim Report (2)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

File No. 82-34719

SECURITAS

Press Release from Securitas AB

August 1, 2006

Securitas to publish Interim Report on Thursday, August 10, 2006

Securitas will publish its January-June report 2006 on Thursday, August 10 at 8.00 a.m. (CET). The press release will be available on Securitas web site immediately after publishing.

Agenda (AM, CET)

8.00	**Report release** The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.
9.00	**Presentation slides will be available at www.securitasgroup.com**
9.30-10.30	**Information meeting** Securitas Senior Management to present the report and answer questions. Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden. Management will be available one hour after the information meeting for interviews. To follow the presentation via Internet, go to **www.securitasgroup.com.** To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link below and follow instructions or call +44 (0)207 162 0125. http://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=171462

Recorded versions
Information meeting: A recorded version of the web cast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available until September 10 on: **+44 (0) 20 7031 4064 or +46 (0)8 505 203 33, access code: 712104.**

Subscribe for press releases
To receive the report, and future press releases, please go to www.securitasgroup.com and subscribe under "news & publications".

For information, please contact:
Henrik Brehmer, SVP Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117 192 (mob)

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719

SECURITAS

Securitas AB

Interim Report
January – June 2006

7 percent organic sales growth and positive underlying development of income in all divisions – Full year outlook 2006 maintained

- **The creation and listing of Securitas Systems and Securitas Direct** are proceeding according to plan and will take place on September 29, 2006.
- **The listing of Loomis Cash Handling Services** will take place during 2007. The possible divestment has been discontinued. As part of the listing process Håkan Ericson has been appointed as new Chief Executive Officer for Loomis Cash Handling Services AB, based in Stockholm. Further, a provision has been made of MEUR -40.4 (MSEK -373) relating to the Welo claim arising from the divested German Cash Handling Services operation. The Welo claim has previously been filed as an insurance claim, which will continue to be pursued as planned.
- **Listing project costs** for all three new companies for the first half of the year amounts to MSEK -78, whereof MSEK -23 is referable to financial expenses. The estimated total costs for the project amounts to approximately MSEK -220, whereof MSEK -23 is referable to financial expenses.
- **Sales** in the second quarter increased 7 percent to MSEK 17,241 (16,234), adjusted for changes in exchange rates, acquisitions and divestitures. In the first half of the year, sales increased with 7 percent to MSEK 34,308 (31,429), adjusted for changes in exchange rates, acquisitions and divestitures.
- **Operating income before amortization** in the second quarter was MSEK 646 (1,032). Adjusted for listing project costs and the Welo provision, the real change in operating income was an increase by 4 percent and the operating margin was 6.1 percent (6.4). In the first half of the year operating income was MSEK 1,646 (1,970). Adjusted for listing project costs and the Welo provision the real change in operating income was an increase by 3 percent and the operating margin was 6.0 percent (6.3).
- **Income before taxes** in the second quarter was MSEK 449 (847). Adjusted for listing project costs and the Welo provision the real change in income before tax was an increase by 6 percent. In the first half of the year income before taxes was MSEK 1,273 (1,665). Adjusted for listing project costs, the Welo provision and the negative impact of the revaluation of financial instruments, MSEK 39, the real change in income before tax was an increase by 4 percent.
- **Net income** in the second quarter was MSEK 294 (628). In the first half of the year net income was MSEK 900 (1,234).
- **Earnings per share** was SEK 0.80 (1.69) in the second quarter. In the first half of the year earnings per share was SEK 2.46 (3.32).

Comments from the CEO, Thomas Berglund

"The Group has strong organic sales growth and stable underlying development of profitability. This has been achieved at the same time as we are creating three new listed companies, which demonstrates the strength of Securitas' organization. The Group is on track for a full year strong organic sales growth and income before taxes is expected to increase in line with last year's increase, excluding non-recurring costs".

Key Financial Data

MSEK	Q2 2006	Adjusted[3] Q2 2006	Q2 2005[4]	H1 2006	Adjusted[3] H1 2006	H1 2005[4]
Total sales	17,241	17,241	16,234	34,308	34,308	31,429
Organic sales growth, % [1]	7	7	5	7	7	4
Total change, %	6	6	-	9	9	-
Operating income before amortization	646	1,054	1,032	1,646	2,074	1,970
Operating margin, %	3.7	6.1	6.4	4.8	6.0	6.3
Real change, % [2]	-36	4	7	-18	3	8
Total change, %	-37	2	-	-16	5	-
Income before taxes	449	880	847	1,273	1,763	1,665
Real change, % [2]	-45	6	4	-25	4	9
Total change, %	-47	4	-	-24	6	-
Net income	294	-	628	900	-	1,234
Free cash flow	333	-	274	228	-	540
% of adjusted income	114	-	40	24	-	42
Operating capital employed	-	-	-	8,624	-	8,227
Operating capital employed as % of sales	-	-	-	12	-	13
Capital employed	-	-	-	26,454	-	26,585
Return on capital employed, %	-	-	-	15	-	16
Earnings per share after taxes, SEK	0.80	-	1.69	2.46	-	3.32

1) Adjusted for changes in exchange rates, acquisitions and divestitures. 2) Adjusted for changes in exchange rates. 3) Operating income and operating margin adjusted for listing costs and the Welo provision. Income before taxes adjusted for listing costs, the Welo provision and the impact from revaluation of financial instruments (the adjustment for revaluation of financial instruments is only effecting the first half 2006). Refer to page 3 for further information. 4) Adjusted for IAS 19 amendment.

Organic Sales Growth and Operating Margin Development

MSEK	Q2 2006 Organic sales growth, %	Q2 2006 Operating margin, %	Q2 2006 Operating margin change, PP	H1 2006 Organic sales growth, %	H1 2006 Operating margin, %	H1 2006 Operating margin change, PP
Security Services USA	7	5.0	0.3	6	4.8	0.2
Security Services Europe	7	6.4	-0.6	6	6.6	-0.7
Securitas Systems	4	9.8	-1.5	7	9.6	-0.7
Direct	24	7.0	-1.6	24	7.6	-1.2
Cash Handling Services	6	-6.0	-12.7	6	0.2	-6.1
Group	7	3.7	-2.7	7	4.8	-1.5

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on August 10, 9.30 CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link http://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=171462 and follow instructions or call +44 (0)20 7162 0125.

The meeting is also webcasted at www.securitasgroup.com

For a recorded version of the information meeting please dial
+44 (0)20 7031 4064 or +46 (0)8 505 203 33, access code: 712104.

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006. The change in accounting principle means that actuarial gains and losses are now recognized immediately via equity. Comparatives have been restated for 2004 and 2005.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group April – June 2006

Sales amounted to MSEK 17,241 (16,234). Organic sales growth was 7 percent, an increase of 2 percentage points compared to the second quarter 2005.

Operating income before amortization was MSEK 646 (1,032), which adjusted for changes in exchange rates was a decrease by 36 percent compared to 2005. Adjusted for costs for the listing project of MSEK -35 and the Welo provision of MSEK -373, the real change in operating income was an increase by 4 percent compared to the second quarter 2005. The operating income was also negatively impacted by MSEK 35 related to the decline in result in the airport security business in Europe compared to the second quarter 2005.

The operating margin was 3.7 percent (6.4). Adjusted for costs for the listing project and the Welo provision, the operating margin was 6.1 percent.

Acquisition related restructuring costs have impacted the period by MSEK -2 (-18). Revaluation of financial instruments amounted to MSEK -8 (-7).

Financial income and expense amounted to MSEK -158 (-140) including costs for maintaining committed financing of MSEK -23 relating to the listing project.

Income before taxes was MSEK 449 (847), which adjusted for changes in exchange rates, was a decrease by 45 percent. Adjusted for costs for the listing project of MSEK -58 and the Welo provision of MSEK -373, the real change in income before taxes was an increase by 6 percent compared to the second quarter 2005.

The Group's tax rate was 34.4 percent (25.8). The reason for the temporary increase in the tax rate is the Welo provision. The net income was MSEK 294 (628).

Earnings per share was SEK 0.80 (1.69).

Sales and Income for the Group January – June 2006

Sales amounted to MSEK 34,308 (31,429). Organic sales growth improved to 7 percent (4).

Operating income before amortization was MSEK 1,646 (1,970), which adjusted for changes in exchange rates was a decrease by 18 percent compared to 2005. Adjusted for costs for the listing project of MSEK -55 and the Welo provision of MSEK -373, the real change in operating income was an increase by 3 percent compared to the first half 2005. The operating income was also negatively impacted by MSEK 65, related to the decline in result in the airport security business in Europe compared to the first half 2005. The operating income in the airport security business has stabilized and is expected to stay flat compared to 2005 during the rest of the year.

The operating margin was 4.8 percent (6.3). Adjusted for costs for the listing project and the Welo provision, the operating margin was 6.0 percent.

Acquisition related restructuring costs mainly related to the acquisition of Hamilton in the USA have impacted the period by MSEK -14 (-23). Revaluation of financial instruments had a negative impact of MSEK 39 compared to the first half 2005 and amounted to MSEK -10 (29).

Financial income and expense amounted to MSEK -291 (-262) including MSEK -23 for maintaining committed financing relating to the listing project.

Income before taxes was MSEK 1,273 (1,665), which adjusted for changes in exchange rates, was a decrease by 25 percent. Adjusted for costs for the listing project of MSEK -78, the Welo provision of MSEK -373 and the negative impact of the revaluation of financial instruments of MSEK 39, the real change in income before taxes was an increase by 4 percent, compared to the first half of 2005.

The Group's tax rate was 29.3 percent (25.9). The reason for the increase in the tax rate is the Welo provision. The net income was MSEK 900 (1,234).

Earnings per share was SEK 2.46 (3.32).

Security Services USA

Security Services USA	April – June		January – June		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	5,360	5,207	10,897	9,981	21,616
Organic sales growth, %	7	3	6	2	4
Operating income before amortization	268	247	528	464	1,080
Operating margin, %	5.0	4.7	4.8	4.6	5.0
Real change, %	12	-4	10	-6	6
Operating capital employed	-	-	1,294	1,009	1,123
Operating capital employed as % of sales	-	-	6	5	5
Capital employed	-	-	7,583	7,954	8,034
Return on capital employed, % [2]	-	-	15	12	13

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from 2005 with positive development in both organic sales growth and operating margin continues. With the key indicators such as new sales and increase in contract portfolio ahead of last year, the division is set to continue the positive trend going forward.

In the beginning of August, 2006 the North American operation retained and expanded the contract with General Motors in the USA and Europe. The contract has a total value of approximately MUSD 800 over five years, and includes physical guarding, and technology/systems support services in approximately 150 locations in 21 countries throughout North America, Europe and Argentina. This clearly demonstrates the benefit of specialization and the ability to use the combined strength of Securitas' organisation in both USA and Europe. The contract is effective as of January 1, 2007.

April – June 2006

The organic sales growth was 7 percent in the second quarter. The improved organic sales growth rate compared to 2005 is a consequence of the growing portfolio, especially within National accounts. Out of the 13 regions in USA 11 (including the 10 guarding regions) achieved higher organic sales growth rates than in the first quarter.

The improvement in operating margin is attributable to leverage on the increased sales volume.

January – June 2006

The organic sales growth was 6 percent in the first half 2006. Sales volumes bottomed out in the first quarter 2005 and organic sales growth in the first half 2006 was therefore slightly higher than what is expected to be the full year development.

The operating margin was 4.8 percent. For the full year 2006 the operating margin is expected to be slightly higher than for the full year 2005.

Sales of new contracts were strong with a volume increase of 15 percent compared to the first half 2005. The contract portfolio grew by 4 – 5 percent on an annualized basis. Prices and wages increased by 2 percent and the client retention rate remained stable over 90 percent. The employee turnover was 70 percent, which is an increase compared to the first quarter mainly due to an overall stronger U.S. labour market.

Security Services Europe

Security Services Europe	April – June		January – June		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	6,809	6,207	13,350	12,175	24,996
Organic sales growth, %	7	5	6	5	5
Operating income before amortization	436	433	878	883	1,874
Operating margin, %	6.4	7.0	6.6	7.3	7.5
Real change, %	1	2	-2	5	-1
Operating capital employed	-	-	1,978	1,898	1,288
Operating capital employed as % of sales	-	-	7	8	5
Capital employed	-	-	7,973	7,616	7,165
Return on capital employed, % [2]	-	-	23	25	26

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe the new organization was implemented during 2005. The business is now divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. The split into these four vertical units will continue to increase focus and refinement going forward.

In July 2006 the Permanent guarding unit and the Transport aviation security operation in Sweden jointly received a contract with the Swedish Aviation Authority (Luftfartsverket) to provide security solutions and technology support to both Arlanda and Bromma airports in Stockholm. Saab Systems in Sweden was chosen as technology partner to provide the technical platform. The total value of the contract is approximately MSEK 1,000 over five years effective as of February 1, 2007. This contract demonstrates the strength of the new organization in Europe.

April – June 2006

The organic sales growth was 7 percent in the second quarter, driven by the growth in the contract portfolio. The organic sales growth is slightly positively impacted by the Football World Championships in Germany.

The decrease in operating margin is mainly explained by the impact of the losses of contracts and price reductions in the airport security business that occurred in 2005 and start up costs for new contracts. The negative impact in the second quarter was MSEK 35. The rest of the businesses are continuing to show good performance with strong organic sales growth in permanent guarding in Norway, Denmark, UK, Spain, Switzerland and Argentina. Mobile services for small clients show good organic sales growth especially in the Nordic Region, France, Spain and Belgium.

January – June 2006

The organic sales growth was 6 percent during the first half 2006. For the full year 2006 the organic sales growth is expected to be in line with the 5 percent reported in 2005.

The operating margin was 6.6 percent which is 0.7 percentage points lower than for the first half 2005. The operating income was negatively impacted by the airport security business with MSEK 65. The airport security business continue to show strong organic sales growth and the operating income has now stabilized and is expected to stay flat compared to 2005, during the rest of the year.

Further, the German business has not been able to compensate some large contract losses that occurred in the second half 2005. This impacted the operating income with MSEK -15 in the first quarter 2006. Germany has not been able to recover these losses during the second quarter and the operating income in 2006 is expected to stay flat compared to 2005. The total impact of the the airport security business and the German contract losses was MSEK -80, which is also the estimated impact for the full year 2006.

For the full year 2006 the operating margin is expected to be slightly lower than in 2005.

The contract portfolio grew by 4 – 5 percent on an annualized basis. Prices and wages increased 1.5 percent on an annual basis. The client retention rate was around 90 percent on an annual basis. The employee turnover was 36 percent.

Securitas Systems

Securitas Systems	April – June		January – June		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	**1,536**	**1,443**	**3,012**	**2,701**	**5,798**
Organic sales growth, %	*4*	*7*	*7*	*6*	*6*
Operating income before amortization	**150**	**163**	**289**	**279**	**669**
Operating margin, %	*9.8*	*11.3*	*9.6*	*10.3*	*11.5*
Real change, %	*-8*	*22*	*3*	*17*	*18*
Operating capital employed	**-**	**-**	**952**	**711**	**882**
Operating capital employed as % of sales	*-*	*-*	*15*	*12*	*15*
Capital employed	**-**	**-**	**3,571**	**3,145**	**3,530**
Return on capital employed, % [2]	*-*	*-*	*19*	*19*	*19*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Securitas Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallel to this, efficient sourcing of components has been in focus.

With the recent acquisitions of Wornall Electronics, Hamilton and Premier Security in the USA, Securitas Systems is now also a main player in the USA. In Europe, Securitas Systems continues to build a platform with specific focus on banks.

April – June 2006

The organic sales growth was 4 percent in the second quarter 2006. The lower than expected organic sales growth is mainly explained by a temporary lower than expected installation pace. The order intake is continuing to be strong in the division. Actions have been taken to ensure an increased installation pace going forward.

The operating margin was 9.8 percent in the second quarter which is 1.5 percentage points lower than in 2005. The operating margin was negatively impacted by costs for the listing project and the consolidation of Hamilton in the USA with a lower operating margin than the divisional average.

The positive development in the underlying U.S. business continues with double digit organic sales growth rates and an increase in the operating income above divisional average.

January – June 2006

The organic sales growth was 7 percent, which is 1 percentage point higher than for the first half 2005. Large countries reporting organic sales growth higher than the divisional average were Spain, USA and Germany. In Sweden, Norway, France and the UK the organic sales growth was slightly lower than the divisional average.

The operating margin was 9.6 percent, which is 0.7 percentage points lower than in 2005. This is explained by costs for the listing project and the consolidation of Hamilton in the USA with a lower operating margin than the divisional average.

For the full year 2006, organic sales growth is expected to improve compared to 2005 and operating margin to be in line with 2005.

Direct

Direct	April – June		January – June		January – December
MSEK	2006	2005	2006	2005	2005
Total sales	**832**	671	**1,614**	1,284	2,706
Organic sales growth, %	*24*	*25*	*24*	*25*	*23*
Operating income before amortization	**58**	58	**122**	113	258
Operating margin, %	*7.0*	*8.6*	*7.6*	*8.8*	*9.5*
Real change, %	*0*	*24*	*6*	*28*	*25*
Operating capital employed	-	-	**1,334**	1,057	1,103
Operating capital employed as % of sales	-	-	*39*	*39*	*41*
Capital employed	-	-	**1,410**	1,144	1,209
Return on capital employed, % [1]	-	-	*19*	*20*	*21*

1) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The Direct business has its entire focus on organic development. During the last three years resources have been allocated to speed up the development in countries where Direct is already operating and prepare to expand into new markets with organic start-ups. The new consumer concepts are being developed in all countries of operation with a current focus on France, Belgium and the Netherlands.

Direct	April – June			January – June		
Number of alarms	2006	2005	*% change*	2006	2005	*% change*
New installations	50,866	44,018	*16*	94,812	83,131	*14*
Total number of connected alarms	-	-	-	762,574	617,945	*24*[1]

1) Adjusted for the transfer of 4,174 connected alarms to Security Services Europe (Alert Services).

April – June 2006

The organic sales growth was 24 percent, in spite of the negative impact coming from the transition into franchise partner sales in the Nordics, where the installation revenue is recognized by the partner instead of Securitas Direct.

The lower operating margin compared to the second quarter 2005 is explained by the investments made in the French and Benelux markets, and costs for the listing project. In France and Benelux organic sales growth improved but the operating margin was still insignificant.

January – June 2006

The organic sales growth was 24 percent. For the full year 2006 the organic sales growth is expected to stay around, or be slightly higher than 25 percent.

The operating margin was 7.6 percent which is 1.2 percentage points lower than 2005. The lower operating margin was explained by the investments made in the French and Benelux markets and costs for the listing project. For the full year 2006 the operating margin is expected to be around 9 percent.

The portfolio growth of 24 percent was well above the divisional target of 20 percent. The customer cancellation ratio was well under the divisional target of 6 percent and the pay back time for new customers was in line with the divisional target, which is less than four years.

Cash Handling Services

Cash Handling Services	April – June		January – June		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	**2,852**	**2,886**	**5,725**	**5,626**	**11,581**
Organic sales growth, %	*6*	*3*	*6*	*3*	*2*
Operating income before amortization	**-170**	**193**	**10**	**355**	**680**
Operating margin, %	*-6.0*	*6.7*	*0.2*	*6.3*	*5.9*
Real change, %	*-185*	*19*	*-99*	*27*	*-7*
Operating capital employed	-	-	**2,626**	**2,995**	**2,372**
Operating capital employed as % of sales	-	-	*23*	*26*	*20*
Capital employed	-	-	**5,293**	**5,980**	**5,251**
Return on capital employed, % [2]	-	-	*6*	*13*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 34 percent of total sales in the division.

A provision has been made of MEUR -40.4 (MSEK -373) in relating to the Welo claim arising from the divested German Cash Handling Services operation. The Welo claim has previously been filed as an insurance claim, which will continue to be pursued as planned. Please refer to Other significant events, page 13 in this report for further information.

April – June 2006

The organic sales growth was 6 percent, which is 3 percentage points higher than in the second quarter 2005. The U.S. cash handling operations grew with 7 percent in the second quarter which is an improvement of 6 percentage points.

The operating margin was -6.0 percent which is 12.7 percentage points lower than last year, including the Welo provision of MSEK -373 and the operating loss of MSEK -18 in the German operation, divested in the fourth quarter 2005. Excluding the Welo provision the operating margin was 7.1 percent.

The operating income in the second quarter was also somewhat burdened due to difficulties to cover increased fuel costs and wage increases in the USA, start up costs for new contracts, and costs for the listing project.

January – June 2006

The organic sales growth was 6 percent supported by the strong growth in the U.S. operations.

The operating margin was 0.2 percent, which is 6.1 percentage points lower than last year, including the Welo provision of MSEK -373 and the operating loss of MSEK -36 in the German operation, divested in the fourth quarter 2005. Excluding the Welo provision the operating margin was 6.7 percent.

The operating income in the first half 2006 was also somewhat burdened due to difficulties to cover increased fuel costs and wage increases in the USA, start up costs for new contracts, and costs for the listing project.

The operating results in Sweden and the UK are improving and the operating margins are approaching the divisional average. Both these countries have been burdened by costs caused by operational interruptions relating to the recent robberies. The cash center in Tonbridge, UK suffered a large loss in February 2006. The original loss of MGBP 53 has been reduced to MGBP 33. The loss is covered under valid insurance programs.

Strong development was recognized in France with higher organic sales growth and margins above divisional average.

For the full year 2006 the organic sales growth is expected to be higher than for the full year 2005, including the divested German cash handling operation, and the operating margin is expected to show significant improvements, approaching 9 percent, excluding the Welo provision of MSEK -373. The improvements will be supported by higher operational efficiency in Valiance in France, efficiency improvements in Sweden and the UK transport business and expected price increases to compensate for increased fuel costs and wage increases in the USA.

CASH FLOW

April – June 2006

Operating income before amortization amounted to MSEK 646 (1,032) including the Welo provision which has not impacted the cash flow. Net investments in fixed assets after depreciation amounted to MSEK -154 (-148).

Changes in accounts receivable amounted to MSEK -247 (-154) and changes in other operating capital employed amounted to MSEK 516 (-39).

Cash flow from operating activities amounted to MSEK 761 (691), equivalent to 118 percent (67) of operating income before amortization.

Free cash flow was MSEK 333 (274), equivalent to 114 percent (40) of adjusted income.

January – June 2006

Operating income before amortization amounted to MSEK 1,646 (1,970) including the Welo provision which has not impacted the cash flow. Net investments in fixed assets after depreciation amounted to MSEK -190 (-145).

Changes in accounts receivable amounted to MSEK -242 (-155) and changes in other operating capital employed amounted to MSEK -317 (-529). The change in operating capital employed was negatively affected by payroll related timing differences in the USA of approximately MSEK 100 and an insurance related self retention payment of MSEK 120 relating to the robbery against Cash Handling Services in the UK in February 2006. These effects will be neutralized during the course of the year. The increased organic sales growth for the Group was also reflected in the negative change of operating capital employed.

Cash flow from operating activities amounted to MSEK 897 (1,141), equivalent to 54 percent (58) of operating income before amortization.

Free cash flow was MSEK 228 (540), equivalent to 24 percent (42) of adjusted income. The full year free cash flow in percent of adjusted income is expected to be in line with the Group target of 75–80 percent, not including the Welo provision.

CAPITAL EMPLOYED AND FINANCING

As of June 30, 2006

The Group's operating capital employed was MSEK 8,624 (7,908 as of December 31, 2005) corresponding to 12 percent (12 as of December 31, 2005) of sales adjusted for full year sales of acquired units.

Acquisitions have decreased operating capital employed by MSEK 49 during the first half of 2006.

Acquisitions increased consolidated goodwill by MSEK 218. Adjusted for negative translation differences of MSEK 1,034, total goodwill for the Group amounted to MSEK 16,976 (17,792 as of December 31, 2005).

Acquisitions increased acquisition related intangible fixed assets by MSEK 112 during the first half 2006. After amortization of MSEK -59 and negative translation differences of MSEK 14, acquisition related intangible fixed assets amounted to MSEK 678 (639 as of December 31, 2005).

The Group's total capital employed was MSEK 26,454 (26,518 as of December 31, 2005). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK 1,273 after considering net investment hedging and MSEK 1,519 before net investment hedging of MSEK 246.

The return on capital employed was 15 percent (16 as of December 31, 2005).

The Group's net debt amounted to MSEK 12,830 (11,945 as of December 31, 2005). Acquisitions and acquisition related payments during 2006 increased the Group's net debt by MSEK 295, of which purchase price payments accounted for MSEK 237, assumed net debt for MSEK 44 and acquisition related restructuring costs paid for MSEK 14. The Group's net debt decreased by MSEK 452 during the first half 2006 due to the translation of net debt in foreign currency to Swedish kronor.

In April 2006, dividend to shareholders was paid with MSEK 1,278 (1,095). The dividend per share was SEK 3.50 (3.00)

The interest cover ratio amounted to 5.1 (6.5), and the free cash flow to net debt ratio amounted to 0.18 (0.15).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK -34 (-49).

Shareholders' equity amounted to MSEK 13,624 (14,573 as of December 31, 2005). The translation of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK 821 after considering net investment hedging of MSEK 246 and MSEK 1,067 before net investment hedging. Please refer to page 17, Statement of recognized income and expense, for further information.

The total number of outstanding shares amounted to 365,058,897 as of June 30, 2006. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the first half 2006.

ACQUISITIONS

All acqusition calculations are finalized by the latest one year after the acquisition is made.

Acquisitions January – June 2006 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						**17,792**	**639**
Renful, *Germany*	Security Services Europe	Feb 1	47	20	20	15	2
St. Germain, *Canada*	Security Services USA	Mar 1	93	11	11	-	11
Black Star, *Spain*	Security Services Europe	n/a	-	-	-	29	-
Premier, *USA*	Securitas Systems	Apr 1	33	34	34	30	-
DAK Güvenlik, *Turkey*	Security Services Europe	Apr 1	184	18	19	3	9
PSI, *Spain* [5]	Security Services Europe	Jun 1	388	133	176	135	77
Other acquisitions [6]		n/a	23	21	21	6	13
Total acquisitions January – June 2006			-	**237**	**281**	**218**	**112**
Amortization of acq. related intangible fixed assets						n/a	-59
Translation differences						-1,034	-14
Closing balance						**16,976**	**678**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) 60 percent of purchase price paid in May 2006 6) Elmaco, Securitas Systems Belgium, Contro Veranstaltungs-dienste GmbH, Security Services Germany. Hassemans (Contract portfolio), Security Services Sweden, Home Alert Valvarius (Contract portfolio) and R&G (Contract portfolio), Security Services the Netherlands.

Renful, Germany

Security Services Europe has acquired Renful Flugverkehr Services GmbH in Germany. The company, which is a specialized aviation security company with operations at the airports in Frankfurt, Munich and Stuttgart, has annual sales of MEUR 5 (MSEK 47) and 300 employees. The acquisition will strengthen Securitas' position in aviation security and give access to more training capacity in this area. The total enterprise value of the acquisition is MEUR 2.1 (MSEK 20) and it has been included in Securitas as from February 1, 2006.

Sécurité St. Germain, Canada

The Canadian operations within Security Services USA has acquired the contract portfolio and related assets of Sécurité St. Germain in Quebec, Canada. The company has annual sales of MCAD 14 (MSEK 93) and 500 employees. It has a good position in mobile services, which will be used as a platform to expand the concept in the Canadian marketplace. The total enterprise value of the acquisition is MCAD 1.8 (MSEK 11) and it has been included in Securitas as from March 1, 2006.

Premier System Solutions, Inc., USA

Securitas Systems in the United States has acquired Premier System Solutions, Inc., the market leader in Tampa, Florida. The company installs and services security systems in Tampa and other major Florida markets. Premier has forecasted sales of MUSD 4.5 (MSEK 33) in 2006 with an employee base of 17. The enterprise value of the acquisition amounts to MUSD 4.7 (MSEK 34) and it has been included in Securitas as from April 1, 2006.

The acquisition of Premier System Solutions, Inc., allows Securitas Systems to establish a strong local market presence in the important Florida market. Through the company Securitas Systems will get access to all Florida markets and increase its footprint to further support the national customer market segment in the United States.

After the acquisition Securitas Systems in the USA will have sales of MUSD 120 (MSEK 935) with approximately 575 employees.

DAK Güvenlik, Turkey

Security Services Europe entered the Turkish security services market by acquiring 51 percent of the shares in DAK Güvenlik. The purchase price for 51 percent of the shares is MTRY 4.0 (MSEK 18). Securitas has an option to buy the remaining 49 percent of the shares and the puchase price will based on the financial performance of the company until the year 2009.

DAK Güvenlik is one of the leading security services companies in Turkey with a nationwide coverage and activities mainly within permanent guarding services for large customers. The company has estimated annual sales for 2006 of MTRY 36 (MSEK 184) and 3,000 employees. The total enterprise value is MTRY 4.2 (MSEK 19) and it has been included in Securitas as from April 1, 2006.

Turkey has a fast growing economy with real GDP growth well above 5 percent in 2005. The Turkish market for security services is estimated to be worth MSEK 3,200 and is expected to grow by 6–7 percent annually. The market is very fragmented with most of the low-end security outsourced to private security companies. However, the market is moving towards high-end security solutions, driven by a clear outsourcing trend and new regulations for licensing of companies, security officers and training requirements, fully in effect as of January 2006.

PSI (Paneuropea de Seguridad Integral), Spain

Security Services Europe has acquired PSI (Paneuropea de Seguridad Integral) in Spain with security services in major Spanish cities. With the acquisition of PSI, Securitas strengthens the position as a nationwide security provider in Spain.

PSI has forecasted sales of MEUR 42 (MSEK 388) in 2006 and approximately 1,600 employees. The enterprise value of the acquisition is estimated to MEUR 27 (MSEK 250). 60 percent of the purchase price has been paid. The remainder to be paid over two years. PSI has been included in Securitas as from June 1, 2006.

After the acquisition, Securitas in Spain will have sales of approximately MEUR 480 (MSEK 4,470) within the guarding operations.

LISTING OF THREE NEW SECURITY COMPANIES

On February 9, 2006 Securitas announced the intention to transform three of its divisions into independent specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. Subject to a decision by an Extraordinary General Meeting to be held on September 25, 2006 the companies are to be listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

Loomis Cash Handling Services

As announced in the Securitas Interim Report for January – March 2006, in addition to the listing process of Loomis Cash Handling Services AB, Securitas has evaluated indications of interest from financial and industrial buyers of the Cash Handling Services division. Securitas AB has after due consideration of the received indications of interest concluded that the stock exchange listing alternative should continue to be pursued, and consequently the division will not be divested. It will, however, not be possible to list the division in September 2006, when Securitas Systems and Securitas Direct will be listed as planned. Loomis Cash Handling Services AB will be listed during 2007 according to a new timetable to be announced later.

In preparing for the listing of Loomis Cash Handling Services AB, a separate Board of Directors will be put in place. The Board members will be Thomas Berglund. Chairman, Håkan Winberg, Jan Svensson, Managing Director Latour AB, Ulrik Svensson, Managing Director Melker Schörling AB and Håkan Ericson, new appointed President of Loomis Cash Handling Services AB.

As Loomis Cash Handling Services AB is intended to be a Swedish listed company, it is a requirement that the Chief Executive Officer lives within the European Community. The present Divisional President, Clas Thelin, has lived in the USA since long and has declared his interest not to move to Europe, and has therefore decided to leave his position and Securitas. Following this decision, the Board of Directors of Securitas AB has decided to appoint Håkan Ericson, currently Executive Vice President, Airline Support Businesses, SAS Group, as Divisional President for Loomis Cash Handling Services. Håkan Ericson has also been Managing Director of DHL Freight Europe and European Networks. He will join Loomis Cash Handling Services AB in mid September 2006.

Securitas Direct AB

The preparations for the listing on September 29, 2006 are progressing according to plan and recruitments for the functions Financial Reporting and Control, Treasury and Investor Relations have been completed. Work streams within the areas of financial reporting and control, treasury, investor relations and shared services have been created to prepare for the separation from Securitas. Funding commitments of MSEK 1,500 have been received from a group of banks.

Management consists of Dick Seger, Chief Executive Officer and Lars Andersson, Chief Financial Officer. The Board members are Thomas Berglund, Chairman, Gustaf Douglas, Anna Lindström, Management consultant Righthand AB, Ulf Mattson, President Capio AB and Chief Executive Officer of the Capio Group, Dick Seger and Ulrik Svensson, Managing Director Melker Schörling AB. Employee representatives are to be elected.

Securitas Systems AB

The preparations for the listing on September 29, 2006 are progressing according to plan and recruitments for the functions Financial Reporting and Control, Treasury, Insurance and Investor Relations have been completed. Work streams within the areas of financial reporting and control, treasury, investor relations and shared services have been created to prepare for the separation from Securitas. Funding commitments of MSEK 3,000 have been received from two banks and are to be syndicated to a group of banks later in 2006.

Management consists of Juan Vallejo, Chief Executive Officer and Peter Ragnarsson, Chief Financial Officer. The Board members are Melker Schörling, Chairman, Carl Douglas, Tomas Franzén, Chief Executive Officer and President Eniro Group, Eva Lindquist, Senior Vice President Mobile Business within Marketing, Services and Products, Telia Sonera AB and Juan Vallejo. Employee representatives are to be elected.

Trademarks

Securitas AB will continue to own the master brand Securitas and has signed agreements with Securitas Direct AB and Securitas Systems AB which, for an annual license fee of 0.2 percent of sales, give them the right to use the name Securitas for a period of five years and with a possibility to extend the period subject to agreement.

Financing

Securitas AB and the banks participating in the two central syndicated loan facilities have agreed to amend certain parts of the loan documentation in order for the suggested dividend transactions not to be deemed as an event of default under the documentations, so that the facilities can be maintained unchanged.

On June 27, 2006 an extraordinary resolution was passed by the holders of the Securitas AB 6.125 percent MEUR 500 Notes due 2008, which clarified that the suggested dividend transactions were not to be deemed as an event of default under the terms and conditions of the Notes. The notes can thus be maintained.

Project costs

The total estimated costs for the project amount to MSEK -220 whereof MSEK -23 is referable to financial expenses in the finance net.

Activities and timetable

The full proposal from the Board of Directors of Securitas AB for the Extraordinary General Meeting to be held on September 25, 2006 in Stockholm at Grand Hotel, will be published on August 30, 2006 in connection with the notice for the shareholders of Securitas AB to participate in the Extraordinary General Meeting. Record date for the dividend is proposed to September 28, 2006 which means that September 26, 2006, is the first day that the Securitas B share is traded without the right to receive dividend.

The prospectuses for Securitas Direct AB and Securitas Systems AB will be distributed to the shareholders of Securitas AB on September 8, 2006. Securitas Direct AB and Securitas Systems AB will be listed on the O-list of the Stockholm Stock Exchange on September 29, 2006. The interim reports for the third quarter 2006 for Securitas AB, Securitas Direct AB and Securitas Systems AB will be published on November 16, 2006.

OTHER SIGNIFICANT EVENTS

Update on contingent liabilities

A detailed account of the developments relating to contingent liabilities has been presented in the published Annual Report for 2005 Note 36, Contingent Liabilities page 100.

WELO claim (Cash Handling Services)

During 2001 Securitas in Germany in response to customer requests took on cash booking responsibilities (referred to as Welo - WErte LOgistik) in addition to the cash in transit activities which it had historically provided in Germany. In connection with the performance of these Welo activities during the time of the euro introduction in Germany, a total loss of MEUR 40.4 (MSEK 373) developed with a major customer. The amount of the loss was advanced by Securitas Germany to the customer in accordance with the relevant contract in two payments (one paid in 2003 and the other paid during 2004) and the equivalent has been claimed against the relevant insurance policies.

The German Cash Handling operations were divested in November 2005 to the German Heros Group, however the economic interest in the Welo claim was retained by Securitas as part of that transaction. The company holding the legal Welo claim was sold to Heros in this transaction. In February 2006 the Heros Group of companies filed for insolvency under German law including the company which is the nominal plaintiff in the Welo claim. Against this background Securitas has decided to provide for the full Welo claim, MEUR -40.4 (MSEK -373) in the period. The insurance claim will continue to be pursued as planned.

There have been no material developments in the other matters described subsequent to the published Annual Report for 2005.

Securitas AB 6.125 percent MEUR 350 Euro Notes 2006

The notes matured in January 2006 and have been refinanced by drawings under other Group financing facilities.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS which is the basis for the preparation of this interim report can be found in Note 1 on pages 80 to 83 in the published Annual Report for 2005. The accounting principles are also available on the Group's website www.securitasgroup.com under the section Financial Information – Accounting Principles.

Adoption and impacts of new and revised IFRS for 2006

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006.

This amendment has from January 1, 2006 changed the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles that were in force for 2004 and 2005, these had been spread evenly in the statement of income over the future working lives for the employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date fell outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses now are recognized immediately via equity. Comparatives for 2004 and 2005 have been restated accordingly.

Further information is provided in Note 3 on page 19.

THE GROUP'S DEVELOPMENT - OUTLOOK

Outlook

For the Group in its present structure, the organic sales growth is expected to remain strong for the full year 2006 and income before taxes is expected to increase in line with last year's increase, adjusted for changes in exchange rates, revaluation of financial instruments and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business in 2005. The outlook does not include the total costs for the listing of the three new companies estimated to MSEK -220 and the Welo provision of MSEK -373.

Previous outlook stated in May 2006

The organic sales growth is expected to remain strong for the full year 2006. Income before tax is expected to increase in line with last year's increase, adjusted for changes in exchange rates and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business.

Stockholm, August 10, 2006

Thomas Berglund
President and Chief Executive Officer

REVIEW REPORT

We have reviewed the interim report for Securitas AB (publ.) for the period ended June 30, 2006. Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm August 10, 2006

PricewaterhouseCoopers AB

Göran Tidström
Authorised Public Accountant
Partner in charge

Lennart Danielsson
Authorised Public Accountant

Income

MSEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Sales, continuing operations	16,944.1	15,565.4	33,791.3	30,121.8	63,939.3	58,167.6
Sales, acquired business	297.3	668.1	517.1	1,307.0	2,074.3	1,519.0
Total sales	**17,241.4**	**16,233.5**	**34,308.4**	**31,428.8**	**66,013.6**	**59,686.6**
Organic sales growth, % [1]	*7*	*5*	*7*	*4*	*5*	*3*
Production expenses	-13,586.3	-12,646.6	-27,005.0	-24,499.2	-51,320.1	-46,013.7
Gross income	**3,655.1**	**3,586.9**	**7,303.4**	**6,929.6**	**14,693.5**	**13,672.9**
Selling and administrative expenses	-3,009.1	-2,554.5	-5,657.0	-4,959.4	-10,398.4	-9,645.6
Operating income before amortization	**646.0**	**1,032.4**	**1,646.4**	**1,970.2**	**4,295.1**	**4,027.3**
Operating margin, %	*3.7*	*6.4*	*4.8*	*6.3*	*6.5*	*6.7*
Amortization of acquisition related intangible fixed assets	-29.4	-30.9	-59.1	-60.9	-122.5	-99.6
Acquisition related restructuring costs	-1.2	-18.5	-13.8	-22.6	-35.1	-26.5
Operating income after amortization	**615.4**	**983.0**	**1,573.5**	**1,886.7**	**4,137.5**	**3,901.2**
Financial income and expense	-158.4	-139.8	-291.1	-262.1	-523.1	-516.6
Revaluation of financial instruments [2]	-8.2	-7.3	-10.0	29.4	36.2	-
Share in income of associated companies	0.3	11.3	0.7	11.3	11.8	-
Income before taxes [3]	**449.1**	**847.2**	**1,273.1**	**1,665.3**	**3,662.4**	**3,384.6**
Net margin, %	*2.6*	*5.2*	*3.7*	*5.3*	*5.5*	*5.7*
Current taxes	-196.1	-211.9	-409.9	-406.3	-934.2	-795.0
Deferred taxes	41.4	-7.1	36.9	-25.0	-14.5	-60.5
Net income for the period [3]	**294.4**	**628.2**	**900.1**	**1,234.0**	**2,713.7**	**2,529.1**
Whereof attributable to:						
Equity holders of the Parent Company	292.9	627.7	898.3	1,233.3	2,712.2	2,528.4
Minority interests	1.5	0.5	1.8	0.7	1.5	0.7
Earnings per share after taxes, before dilution (SEK)	0.80	1.72	2.46	3.38	7.43	6.93
Earnings per share after taxes, after dilution (SEK)	0.80	1.69	2.46	3.32	7.31	6.79

Cash flow

Operating cash flow MSEK	**Apr-Jun 2006**	**Apr-Jun 2005**	**Jan-Jun 2006**	**Jan-Jun 2005**	**Jan-Dec 2005**	**Jan-Dec 2004**
Operating activities						
Operating income before amortization	646.0	1,032.4	1,646.4	1,970.2	4,295.1	4,027.3
Investment in fixed assets	-647.3	-632.3	-1,180.0	-1,099.6	-2,220.4	-1,969.9
Reversal of depreciation	493.4	484.5	989.7	954.3	1,948.6	1,613.0
Change in accounts receivable	-246.7	-154.2	-241.6	-155.5	-443.4	-485.1
Changes in other operating capital employed	515.7	-39.8	-317.3	-528.7	492.5	444.7
Cash flow from operational activities	**761.1**	**690.6**	**897.2**	**1,140.7**	**4,072.4**	**3,630.0**
Cash flow from operations, %	*118*	*67*	*54*	*58*	*95*	*90*
Financial income and expenses paid	-151.9	-156.2	-279.8	-228.6	-485.2	-518.4
Current taxes paid	-275.9	-260.3	-389.3	-372.4	-926.1	-581.5
Free cash flow	**333.3**	**274.1**	**228.1**	**539.7**	**2,661.1**	**2,530.1**
Free cash flow, % [4]	*114*	*40*	*24*	*42*	*94*	*93*
Free cash flow to net debt ratio [5]	*0.18*	*0.15*	*0.18*	*0.15*	*0.22*	*0.24*
Cash flow from investing activities, acquisitions	-237.7	56.9	-295.0	-728.4	-1,213.2	-2,362.3
Cash flow from financing activities	-1,734.4	-1,229.0	-170.7	-793.9	-1,192.6	-1,495.3
Cash flow for the period	**-1,638.8**	**-898.0**	**-237.6**	**-982.6**	**255.3**	**-1,327.5**

Cash flow MSEK	**Apr-Jun 2006**	**Apr-Jun 2005**	**Jan-Jun 2006**	**Jan-Jun 2005**	**Jan-Dec 2005**	**Jan-Dec 2004**
Cash flow from operations	979.4	887.9	1,394.3	1,613.5	4,843.2	4,453.4
Cash flow from investing activities	-883.8	-556.9	-1,461.2	-1,802.2	-3,395.3	-4,285.6
Cash flow from financing activities	-1,734.4	-1,229.0	-170.7	-793.9	-1,192.6	-1,495.3
Cash flow for the period	**-1,638.8**	**-898.0**	**-237.6**	**-982.6**	**255.3**	**-1,327.5**

Change in net debt MSEK	**Apr-Jun 2006**	**Apr-Jun 2005**	**Jan-Jun 2006**	**Jan-Jun 2005**	**Jan-Dec 2005**	**Jan-Dec 2004**
Opening balance	**-11,961.9**	**-11,708.8**	**-11,944.8**	**-10,633.1**	**-10,633.1**	**-9,082.5**
Effect of change in accounting principle	-	-	-	-3.8	-3.8	-1,604.3
Opening balance adjusted in accordance with new principle	-11,961.9	-11,708.8	-11,944.8	-10,636.9	-10,636.9	-10,686.8
Cash flow for the period	-1,638.8	-898.0	-237.6	-982.6	255.3	-1,327.5
Change in loans	456.7	133.8	-1,107.0	-301.3	97.4	765.2
Change in net debt before revaluation and translation differences	-1,182.1	-764.2	-1,344.6	-1,283.9	352.7	-562.3
Revaluation of financial instruments [2]	-5.3	-7.3	7.9	29.4	51.8	-
Translation differences	319.6	-1,080.2	451.8	-1,669.1	-1,712.4	616.0
Change in net debt	-867.8	-1,851.7	-884.9	-2,923.6	-1,307.9	53.7
Closing balance	**-12,829.7**	**-13,560.5**	**-12,829.7**	**-13,560.5**	**-11,944.8**	**-10,633.1**

Capital employed and financing

MSEK	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
Operating capital employed [3]	**8,623.7**	**8,775.9**	**7,908.2**	**8,227.0**	**7,573.1**	**6,664.1**
Operating capital employed as % of sales [6]	*12*	*12*	*12*	*13*	*12*	*11*
Return on operating capital employed, % [7]	*48*	*52*	*59*	*56*	*57*	*62*
Goodwill	16,976.2	17,637.2	17,792.4	17,590.0	16,406.9	15,301.9
Acquisition related intangible fixed assets	677.6	625.6	638.5	589.4	583.1	433.2
Shares in associated companies	176.0	179.5	178.6	178.5	-	-
Capital employed [3]	**26,453.5**	**27,218.2**	**26,517.7**	**26,584.9**	**24,563.1**	**22,399.2**
Return on capital employed, % [8]	*15*	*16*	*16*	*16*	*17*	*18*
Net debt	**-12,829.7**	**-11,961.9**	**-11,944.8**	**-13,560.5**	**-11,708.8**	**-10,633.1**
Shareholders' equity [3]	**13,623.8**	**15,256.3**	**14,572.9**	**13,024.4**	**12,854.3**	**11,766.1**
Net debt equity ratio/multiple [9]	*0.94*	*0.78*	*0.82*	*1.04*	*0.91*	*0.90*

Notes 1–9 refer to page 18–19

Balance Sheet

MSEK	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
ASSETS						
Fixed assets						
Goodwill	16,976.2	17,637.2	17,792.4	17,590.0	16,406.9	15,301.9
Acquisition related intangible fixed assets	677.6	625.6	638.5	589.4	583.1	433.2
Other intangible fixed assets	310.0	315.1	313.3	293.6	281.0	268.6
Tangible fixed assets	6,227.4	5,902.1	5,941.5	6,149.5	5,918.7	5,820.0
Shares in associated companies	176.0	179.5	178.6	178.5	-	-
Non-interest bearing financial fixed assets	1,960.9	1,989.7	2,135.6	2,013.4	1,905.3	1,882.9
Interest bearing financial fixed assets	1,268.3	1,206.1	1,166.8	1,400.7	2,341.7	138.2
Total fixed assets	**27,596.4**	**27,855.3**	**28,166.7**	**28,215.1**	**27,436.7**	**23,844.8**
Current assets						
Non-interest bearing current assets	14,149.7	14,556.3	13,974.9	13,777.3	12,908.9	11,884.8
Other interest bearing current assets	257.2	114.6	668.5	678.0	-	-
Liquid funds	3,161.3	4,246.0	3,470.8	2,207.1	3,060.7	3,120.4
Total current assets	**17,568.2**	**18,916.9**	**18,114.2**	**16,662.4**	**15,969.6**	**15,005.2**
TOTAL ASSETS 3)	**45,164.6**	**46,772.2**	**46,280.9**	**44,877.5**	**43,406.3**	**38,850.0**

MSEK	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Attributable to the equity holders of the Parent Company	13,614.2	15,255.1	14,571.4	13,023.7	12,854.3	11,749.5
Minority interests	9.6	1.2	1.5	0.7	0.0	16.6
Total shareholders' equity 3)	**13,623.8**	**15,256.3**	**14,572.9**	**13,024.4**	**12,854.3**	**11,766.1**
Equity ratio,%	*30*	*33*	*31*	*29*	*30*	*30*
Long-term liabilities						
Non-interest bearing long-term liabilities	90.2	263.6	99.1	41.9	42.1	90.8
Interest bearing long-term liabilities	7,365.8	7,617.7	7,635.2	7,845.2	12,548.6	10,141.8
Non-interest bearing provisions	2,117.0	2,181.3	2,449.8	2,538.4	2,352.5	2,200.4
Total long-term liabilities	**9,573.0**	**10,062.6**	**10,184.1**	**10,425.5**	**14,943.2**	**12,433.0**
Current liabilities						
Non-interest bearing current liabilities	11,817.1	11,542.4	11,908.2	11,426.5	11,046.2	10,901.0
Interest bearing current liabilities	10,150.7	9,910.9	9,615.7	10,001.1	4,562.6	3,749.9
Total current liabilities	**21,967.8**	**21,453.3**	**21,523.9**	**21,427.6**	**15,608.8**	**14,650.9**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES 3)	**45,164.6**	**46,772.2**	**46,280.9**	**44,877.5**	**43,406.3**	**38,850.0**

Statement of Recognized Income and Expense

	Jun 30, 2006			Dec 31, 2005			Jun 30, 2005		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax 3)	228.8	-	228.8	-198.2	-	-198.2	-186.9	-	-186.9
Cash flow hedges net of tax	12.9	-	12.9	11.2	-	11.2	-	-	-
Net investment hedges	246.3	-	246.3	-544.6	-	-544.6	-480.7	-	-480.7
Translation differences	-1,065.8	-1.1	-1,066.9	1,939.2	1.3	1,940.5	1,806.4	1.3	1,807.7
Net income/expense recognized directly in equity	**-577.8**	**-1.1**	**-578.9**	**1,207.6**	**1.3**	**1,208.9**	**1,138.8**	**1.3**	**1,140.1**
Net income for the period 3)	898.3	1.8	900.1	2,712.2	1.5	2,713.7	1,233.3	0.7	1,234.0
Total income/expense for the period	**320.5**	**0.7**	**321.2**	**3,919.8**	**2.8**	**3,922.6**	**2,372.1**	**2.0**	**2,374.1**

Changes in shareholders' equity is provided in Note 10 .

Data per share

SEK	Apr-Jun 2006	Apr-Jun 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Dec 2004
Share price, end of period	138.00	130.50	138.00	130.50	132.00	114.00
Earnings after current taxes, after dilution	0.70	1.70	2.36	3.38	7.35	6.95
Earnings after taxes, before dilution	0.80	1.72	2.46	3.38	7.43	6.93
Earnings after taxes, after dilution	0.80	1.69	2.46	3.32	7.31	6.79
Dividend	-	-	-	-	3.50	3.00
P/E-ratio after dilution	-	-	-	-	18	17
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	375,015,400	375,015,400	375,015,400	375,015,400	375,015,400	382,408,810
Average number of shares after dilution	375,015,400	382,408,810	375,015,400	382,408,810	378,712,105	382,408,810

Notes 3 and 10 refer to page 19

Segment overview January – June 2006 and 2005

The Group has as of January 1, 2006 adopted the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses. The comparatives have been adjusted accordingly for 2005.The income statement impact is in the first half 2005 limited to an increase of the operating income in Security Services Europe of MSEK 1. All divisions except Direct but including Other and Eliminations have an impact on operating capital employed and consequently on capital employed. All tax related to the adjustments are reflected in Other and Eliminations.

	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
MSEK	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Sales, external	10,897	9,981	13,232	12,065	2,835	2,461	1,598	1,281	5,723	5,620	23	21	34,308	31,429
Sales, intra-group	-	-	118	110	177	240	16	3	2	6	-313	-359	-	-
Total sales	**10,897**	**9,981**	**13,350**	**12,175**	**3,012**	**2,701**	**1,614**	**1,284**	**5,725**	**5,626**	**-290**	**-338**	**34,308**	**31,429**
Organic sales growth, %	***6***	***2***	***6***	***5***	***7***	***6***	***24***	***25***	***6***	***3***	-	-	***7***	***4***
Operating income before amortization	**528**	**464**	**878**	**883**	**289**	**279**	**122**	**113**	**10**	**355**	**-181**	**-124**	**1,646**	**1,970**
Operating margin, %	***4.8***	***4.6***	***6.6***	***7.3***	***9.6***	***10.3***	***7.6***	***8.8***	***0.2***	***6.3***	-	-	***4.8***	***6.3***
Amortization of acquisition related intangible fixed assets	-16	-16	-24	-19	-8	-8	-4	-5	-7	-13	0	0	-59	-61
Acquisition related restructuring costs	-	-	0	0	-14	-22	-	-	-	0	-	-	-14	-22
Operating income after amortization	512	448	854	864	267	249	118	108	3	342	-181	-124	1,573	1,887
Operating capital employed	1,294	1,009	1,978	1,898	952	711	1,334	1,057	2,626	2,995	440	557	8,624	8,227
Operating capital employed as % of sales[1]	***6***	***5***	***7***	***8***	***15***	***12***	***39***	***39***	***23***	***26***	-	-	***12***	***13***
Goodwill	6,259	6,898	5,632	5,530	2,407	2,208	25	28	2,646	2,917	7	9	16,976	17,590
Acquisition related intangible fixed assets	30	47	363	188	212	226	51	59	21	68	1	1	678	589
Shares in associated companies	-	-	-	-	-	-	-	-	-	-	176	179	176	179
Capital employed	**7,583**	**7,954**	**7,973**	**7,616**	**3,571**	**3,145**	**1,410**	**1,144**	**5,293**	**5,980**	**624**	**746**	**26,454**	**26,585**
Return on capital employed,% [2]	***15***	***12***	***23***	***25***	***19***	***19***	***19***	***20***	***6***	***13***	-	-	***15***	***16***

[1] *Adjusted for the full year sales of acquired entities.*
[2] *Return on capital employed is based on rolling 12 months operating income before amortization.*

Notes

Note 1 Organic sales growth
The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

Sales, MSEK	**Apr – Jun 2006**	**Apr – Jun 2005**	**%**
Total sales	**17,241**	**16,234**	**6**
Acquisitions/Divestitures	-297	-269	
Currency change from 2005	117	-	
Organic sales	**17,061**	**15,965**	**7**

Sales, MSEK	**Jan – Jun 2006**	**Jan – Jun 2005**	**%**
Total sales	**34,308**	**31,429**	**9**
Acquisitions/Divestitures	-517	-574	
Currency change from 2005	-880	-	
Organic sales	**32,911**	**30,855**	**7**

Operating income, MSEK	**Apr – Jun 2006**	**Apr – Jun 2005**	**%**
Operating income	**646**	**1,032**	***-37***
Currency change from 2005	17	-	
Operating income	**663**	**1,032**	***-36***

Operating income, MSEK	**Jan – Jun 2006**	**Jan – Jun 2005**	**%**
Operating income	**1,646**	**1,970**	***-16***
Currency change from 2005	-40	-	
Operating income	**1,606**	**1,970**	***-18***

Income before taxes, MSEK	**Apr – Jun 2006**	**Apr – Jun 2005**	**%**
Income before taxes	**449**	**847**	***-47***
Currency change from 2005	15	-	
Income before taxes	**464**	**847**	***-45***

Income before taxes, MSEK	**Jan – Jun 2006**	**Jan – Jun 2005**	**%**
Income before taxes	**1,273**	**1,665**	***-24***
Currency change from 2005	-29	-	
Income before taxes	**1,244**	**1,665**	***-25***

Note 2 Revaluation of financial instruments
The revaluation of financial instruments according to IAS 39 Financial Instruments; Recognition and Measurement is recognized in the Statement of income on the line Revaluation of financial instruments as follows; April – June 2006 MSEK -8.2, April – June 2005 MSEK -7.3, January – June 2006 MSEK -10.0, January – June 2005 MSEK 29.4 and January – December 2005 MSEK 36.2 and for cash flow hedges on the line Cash flow hedges net of tax in the Statement of Recognized Income and Expense as follows; April – June 2006 MSEK 2.1 (MSEK 2.9 before tax), January – June 2006 MSEK 12.9 (MSEK 17.9 before tax) and January – December 2005 MSEK 11.2 (MSEK 15.6 before tax). The amount disclosed in the specification of Change in net debt is the total revaluation recognized via the Statement of income and the Statement of Recognized Income and Expense before tax.

Note 3 IAS 19 amendment
As mentioned under the section Accounting principles, the Group has adopted the amendment to IAS 19 resulting in the immediate recognition of actuarial gains and losses via the Statement of Recognized Income and Expense. The impact on the Group from this change is provided below:

Impact for the period:

MSEK	Dec 31, 2005	Jun 30, 2005	Dec 31, 2004
Income before taxes	1.5	0.9	0.9
Net income for the year/period	1.1	0.6	0.6
Shareholders' equity before taxes	-306.1	-288.6	-113.7
Shareholders' equity net of taxes	-197.1	-186.3	-76.8
Whereof recognized via statement of recognized income and expense	*-198.2*	*-186.9*	*-77.4*
Whereof recognized as increase of net income	*1.1*	*0.6*	*0.6*

Accumulated impact 2004 – 2005:

MSEK	Dec 31, 2005	Jun 30, 2005	Dec 31, 2004
Shareholders' equity before taxes	-419.8	-402.3	-113.7
Shareholders' equity net of taxes	-273.9	-263.1	-76.8
Impact on operating capital employed and capital employed	-273.9	-263.1	-76.8
Impact on total assets	-7.7	41.0	7.3
Impact on total shareholders' equity and liabilities	-7.7	41.0	7.3

Note 4 Free cash flow, %
Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 5 Free cash flow to net debt ratio
Free cash flow (rolling 12 months) in relation to closing net debt.

Note 6 Operating capital employed as % of sales
Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 7 Return on operating capital employed, %
Operating income before amortization (rolling 12 months) as percent of the average balance of operating capital employed.

Note 8 Return on capital employed, %
Operating income before amortization (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 9 Net debt equity ratio/multiple
Net debt in relation to shareholders' equity.

Note 10 Changes in shareholders' equity

	Jun 30, 2006			Dec 31, 2005			Jun 30, 2005		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance January 1, 2006/2005 [1]	**14,571.4**	**1.5**	**14,572.9**	**11,749.5**	**16.6**	**11,766.1**	**11,749.5**	**16.6**	**11,766.1**
Effect of change of accounting principle IAS 39	-	-	-	-2.7	-	-2.7	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	**14,571.4**	**1.5**	**14,572.9**	**11,746.8**	**16.6**	**11,763.4**	**11,746.8**	**16.6**	**11,763.4**
Actuarial gains and losses net of tax	228.8	-	228.8	-198.2	-	-198.2	-186.9	-	-186.9
Cash flow hedges net of tax	12.9	-	12.9	11.2	-	11.2	-	-	-
Net investment hedges	246.3	-	246.3	-544.6	-	-544.6	-480.7	-	-480.7
Translation differences	-1,065.8	-1.1	-1,066.9	1,939.2	1.3	1,940.5	1,806.4	1.3	1,807.7
Net income /expense recognized directly in equity	**-577.8**	**-1.1**	**-578.9**	**1,207.6**	**1.3**	**1,208.9**	**1,138.8**	**1.3**	**1,140.1**
Net income for the period	898.3	1.8	900.1	2,712.2	1.5	2,713.7	1,233.3	0.7	1,234.0
Total income/expense for the period	**320.5**	**0.7**	**321.2**	**3,919.8**	**2.8**	**3,922.6**	**2,372.1**	**2.0**	**2,374.1**
Transactions with minority interests	-	7.4	7.4	-	-17.9	-17.9	-	-17.9	-17.9
Dividend paid to the shareholders of the Parent Company	-1,277.7	-	-1,277.7	-1,095.2	-	-1,095.2	-1,095.2	-	-1,095.2
Closing balance June 30, 2006/2005 & December 31, 2005	**13,614.2**	**9.6**	**13,623.8**	**14,571.4**	**1.5**	**14,572.9**	**13,023.7**	**0.7**	**13,024.4**

1) Adjusted for the adoption of the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses.

File No. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has about 217,000 employees and operates in more than 20 countries mainly in Europe and North America.

SECURITAS

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Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241